ARCELORMITTAL 6-K

Exhibit 99.1

ArcelorMittal reports second quarter 2024 and half year 2024 results

Luxembourg, August 1, 2024 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the “Group”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2024.

2Q 2024 key highlights:

Health and safety focus: Protecting employee health and safety remains the overarching priority of the Company; the Company-wide audit of safety by dss+ remains on track for completion by 3Q 2024 and will support our pathway to zero serious injuries and fatalities; LTIF2 rate of 0.57 in 2Q 2024 and 0.59 in 1H 2024

Resilient operating results: Benefits of diversification were apparent in the second quarter, with higher steel shipments (+3.2% vs. 1Q 2024) and lower costs helping to offset the impact of lower steel prices; 2Q 2024 EBITDA3 of $1.9bn (vs. $2.0bn in 1Q 2024) with EBITDA/t of $134/t in 2Q 2024 ($140/t in 1H 2024) continuing to reflect structural improvements

Net income impacted by non-cash items: $0.5bn in 2Q 2024 vs. $0.9bn in 1Q 2024 largely explained by the impact of the non-cash mark-to-market on Vallourec shares10

Financial strength: Net debt of $5.2bn at the end of the quarter (gross debt of $11.1bn and cash and cash equivalents of $5.9bn as of June 30, 2024) remains a strong foundation for continued growth investment and capital returns

Cash flow being reinvested for growth and shareholder returns: over the past 12 months, the Company has generated investable cash flow18 of $2.6bn with $1.5bn invested on strategic growth projects and $1.8bn returned to ArcelorMittal shareholders

Key developments towards strategic objectives:

Organic growth: As expected the Vega CMC (Brazil) project is ramping up and the 1GW renewables project in India has begun commissioning. Further projects nearing completion include: Calvert EAF (US), Serra Azul (Brazil), electrical steel (France) and capacity expansion in Liberia. Strategic growth projects are estimated to add $1.8 billion to the Company's EBITDA potential by the end of 20265

Asset portfolio: The Sustainable Solutions segment is making progress towards the targeted doubling of EBITDA in the next 5 years. The Company has acquired Italpannelli’s Italian and Spanish businesses, building on ArcelorMittal’s exposure to insulation panels for low carbon emissions buildings. Together with Vallourec (which will be reported within India and JV segment), these acquisitions are estimated to add a further $0.2bn to EBITDA potential in 2025

Consistent shareholder returns: In addition to its growing base dividend ($0.50/sh in 2024, of which the first $0.25/sh installment was paid in June 2024), the Company will continue to return a minimum 50% of post-dividend FCF to shareholders through its share buyback programs. The Company repurchased 1.5% of its outstanding shares during 2Q 2024 (4.2% during the 1H 2024)11 bringing the total reduction in fully diluted share count to 36% since September 20206

Outlook

Company believes current market conditions are unsustainable: China’s excess production relative to demand is resulting in very low domestic steel spreads and aggressive exports; steel prices in both Europe and US are below the marginal cost. The Company expects apparent demand to be higher in 2H’24 vs. 2H’23 (which was impacted by destocking particularly in Europe). As absolute inventory levels remain low, particularly in Europe, the Company remains optimistic that restocking activity will occur once real demand begins to recover

Disciplined capex investment: Capex in 2024 continues to be expected within the range of $4.5bn-$5.0bn range, including $1.4-1.5bn on our strategic growth projects4,9. A capital-efficient decarbonization strategy is essential to achieving appropriate returns on investment. ArcelorMittal continues to optimize its decarbonization pathway, with the objective of achieving its targets within the established budget

Positive free cash flow outlook in 2024 and beyond: The Company expects the $1.6bn investment in working capital in 1H’24 to reverse by year end, supporting the outlook for free cash flow generation. The completion of the Company’s strategic growth projects is expected to support structurally higher EBITDA and investable cash flow in the coming periods

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	16,249	16,282	18,606	32,531	37,107
Operating income	1,046	1,072	1,925	2,118	3,117
Net income attributable to equity holders of the parent	504	938	1,860	1,442	2,956
Basic earnings per common share (US$)	0.63	1.16	2.21	1.80	3.47

Operating income/tonne (US$/t)	75	80	136	77	109
EBITDA[3]	1,862	1,956	2,998	3,818	5,138
EBITDA /tonne (US$/t)	134	145	211	140	179

Crude steel production (Mt)	14.7	14.4	14.7	29.1	29.2
Steel shipments (Mt)	13.9	13.5	14.2	27.3	28.7
Total Group iron ore production (Mt)	9.5	10.2	10.5	19.7	21.3
Iron ore production (Mt) (AMMC and Liberia only)	5.9	6.5	6.4	12.4	13.1
Iron ore shipment (Mt) (AMMC and Liberia only)	6.2	6.3	6.6	12.5	14.0

Weighted average common shares outstanding (in millions)	794	809	842	802	851

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“The Company continued to make good progress in the first half of the year. Starting with safety, the comprehensive dss+ audit of all matters safety related is nearing completion. There has been excellent engagement at all levels across the Group and no doubt the learnings and recommendations will be instrumental in helping us achieve our safety goals.

“Our pipeline of attractive strategic growth projects, which combined with recent acquisitions, have the estimated potential to increase EBITDA by $2.0 billion, are starting to come on-line. The Vega CMC is ramping up and the 1GW renewables project in India has now started commissioning, with several other projects due to complete this year.

“Demand continues to grow for our XCarb recycled and renewably produced steels, which are currently shining brightly on the Eiffel Tower and Arc de Triomphe in the form of the Olympic “Spectacular” rings and Paralympic “Agitos”. As important as our low carbon steel products, are our climate solutions. We have recently launched the new HyMatch® brand for hydrogen transport pipelines supporting the implementation of hydrogen infrastructure globally and the recent acquisition of Italpannelli’s Italian and Spanish businesses, builds our exposure to the attractive insulation panels market for low carbon emissions buildings. We also continue to progress our decarbonization agenda, with groundbreaking having taken place on the new 1.1 million tonne electric arc furnace in Gijon.

“Financially, performance in the second quarter was broadly similar to the first, reflecting the continued subdued economic sentiment. Inventories are at a low level which will support apparent steel demand growth ex-China of between 2.5% and 3% this year. The Company enjoys a healthy balance sheet, from which it can continue to invest for growth and market share and consistently return cash to shareholders.”

Safety and sustainable development

Health and Safety focus:

Protecting employee health and safety remains the overarching priority of the Company. LTIF rate of 0.57 in 2Q 2024 (vs 0.61 in 1Q 2024 and 0.73 in 2Q 2023).

The Company-wide safety audit by dss+, which encompasses the three pillars of fatality prevention standards, process risk management, and policies, processes and governance, is progressing on schedule. The groundwork was completed at the end of July and included:

•	155 onsite audits of the fatality prevention standards covering the company’s three main occupational risks (injured by a machine that was not properly isolated or turned off, crushed by a vehicle or moving machine, and falling from height);
•	Process safety risk management assessments of 14 of our highest priority countries and assets (including JVs);
•	~300 interviews with the ArcelorMittal Board, senior leadership, health and safety personnel and unions;
•	~100 focus groups on practical perception of safety issues (>70 took place onsite in 12 plants);
•	Over 100 observations of key meetings to understand how health and safety is discussed at all levels e.g. the Board Sustainability Committee to production meetings; and
•	Review of policies and other documentation to understand how effectively health and safety is governed and communicated.

Key recommendations will be published following completion of the audit. There is a clear engagement and full support from leadership across the organization to make ArcelorMittal a better, safer Company.

Own personnel and contractors – Lost Time Injury Frequency rate

	2Q 24	1Q 24	2Q 23	1H 24	1H 23
North America	0.31	0.00	0.25	0.14	0.18
Brazil	0.15	0.08	0.30	0.13	0.32
Europe	1.06	1.28	1.51	1.14	1.38
Sustainable Solutions	1.09	0.89	1.10	0.98	0.95
Mining	0.15	0.16	0.00	0.16	0.11
Others	0.47	0.76	0.60	0.60	0.62
Total	0.57	0.61	0.73	0.59	0.70

Sustainable development highlights14:

~~•~~	The Company is progressing the decarbonization projects globally to ensure we maximize our competitive advantage and deliver an acceptable return on investment.
◦	The construction of the 1.1Mt EAF at the Gijón plant has started, representing the first in ArcelorMittal Europe’s decarbonization program. The €0.2 billion investment in state-of-the-art technology will enable ArcelorMittal to produce high added value rails and wire rod (expected EBITDA $50 million)
◦	The 1GW India renewables project has begun commissioning. Power evacuation (substations and transmission lines) are largely complete. The $0.7 billion capex project with an expected $0.1 billion of EBITDA (including equity share of the net income benefit to AMNS India JV) will provide cost competitive and stable supply of round-the-clock renewable power for AMNS India, representing over 20% of AMNS India’s Hazira plants energy requirements.
◦	ArcelorMittal continues to engage with Country Governments to access low carbon energy for ArcelorMittal group at competitive prices for its DRI EAF projects. In Belgium, we have signed a letter of intent for low-carbon electricity supply which follows a similar agreement in France with EDF.
•	ArcelorMittal has been expanding its low carbon solutions offering to capture demand for low carbon steel, which builds on solutions already available across the group, such as low carbon emissions buildings (e.g. Steligence brand) and renewables (e.g. Magnelis® coating for solar).
◦	ArcelorMittal launched the HyMatch® steel brand for hydrogen transport pipelines supporting the implementation of hydrogen infrastructure globally
◦	The recent acquisition of Italpannelli’s Italian and Spanish businesses, with a capacity of 13 million m2 of sandwich panels a year, builds on ArcelorMittal’s exposure to insulation panels for low carbon emissions buildings
•	ArcelorMittal continues to increase its XCarb® recycled and renewably produced (RRP) low-carbon emissions product range and sales. XCarb® products are on track to double sales in 2024 (vs. 2023). In addition, ArcelorMittal Europe Flat Products has the capability to produce 80% of its industry steel grades and dimensions in XCarb® RRP, with the potential to expand.

Analysis of results for the six months ended June 30, 2024 versus results for the six months ended June 30, 2023

Sales for 1H 2024 decreased by -12.3% to $32.5 billion as compared with $37.1 billion for 1H 2023, primarily due to -7.5% lower average steel selling prices and a -4.6% decline in steel shipments. On a scope adjusted basis (i.e. excluding Kazakhstan operations that were sold on December 7, 2023 and ArcelorMittal Pecem consolidated on March 9, 20237), 1H 2024 steel shipments were -1.1% lower as compared to 1H 2023.

Operating income for 1H 2024 of $2.1 billion was -32.1% lower as compared to $3.1 billion in 1H 2023 primarily driven by negative price-cost effect (predominantly on account of -7.5% lower average steel selling prices) and lower steel shipment volumes.

EBITDA in 1H 2024 decreased by -25.7% to $3,818 million as compared to $5,138 million in 1H 2023, primarily due to a negative price-cost effect, lower steel shipments including impacts of an illegal blockade at our Mexican operations (that resulted in loss of volume in 2Q 2024 of ~0.4Mt and negatively impacted EBITDA by approximately ~$0.1 billion).

ArcelorMittal’s net income for 1H 2024 declined to $1,442 million as compared to $2,956 million for 1H 2023, largely due to lower operating results, lower income from equity method investments and higher foreign exchange loss and financing costs (largely due to the US$ appreciation against most currencies) partially offset by lower net interest expense. ArcelorMittal’s basic earnings per common share for 1H 2024 was $1.80, as compared to $3.47 for 1H 2023.

Net cash provided by operating activities in 1H 2024 was $1.0 billion as compared to $3.0 billion in 1H 2023. Free cash outflow during 1H 2024 of $1.3 billion8 includes a working capital investment of $1.6 billion and capex of $2.2 billion (including strategic growth projects9). The free cash outflow together with ongoing shareholder returns of $1.1 billion during the period, led to an increase in net debt to $5.2 billion on June 30, 2024, as compared to $2.9 billion on December 31, 2023. Gross debt of $11.1 billion on June 30, 2024, as compared to $10.7 billion on December 31, 2023.

Analysis of results for 2Q 2024 versus 1Q 2024

Sales in 2Q 2024 were stable at $16.2 billion as compared to $16.3 billion in 1Q 2024.

Operating income of $1.0 billion in 2Q 2024 was -2.4% lower as compared 1Q 2024 largely reflecting the impacts of an illegal blockade at our Mexican operations offset in part by higher steel shipments (+3.2%).

EBITDA in 2Q 2024 decreased by -4.8% to $1,862 million as compared to $1,956 million in 1Q 2024, primarily due to weaker results in North America (impacted by an illegal blockade in Mexico), India and JVs segment (planned maintenance in India) and Mining segment (lower iron ore prices) offset in part by an improvement in the Europe segment primarily due to lower costs.

ArcelorMittal recorded net income in 2Q 2024 of $504 million, lower as compared to $938 million in 1Q 2024 largely due to non-cash mark-to-market on Vallourec shares10 (gain of $181 million as of March 31, 2024, was then reversed by $173 million as of June 30, 2024).

ArcelorMittal's basic earnings per common share for 2Q 2024 was $0.63 as compared to $1.16 in 1Q 2024.

Free cash flow during 2Q 2024 of $0.1 billion was impacted by capex of $1.0 billion, including strategic growth projects4, offset in part by a working capital release of $0.1 billion. This together with ongoing share buy backs ($0.3 billion) and dividends to ArcelorMittal shareholders ($0.2 billion) led to an increase in net debt to $5.2 billion on June 30, 2024, as compared to $4.8 billion on March 31, 2024. Due to the seasonality of working capital needs, the Company believes that a year-on-year comparison of net debt is more useful. Over the past 12 months net debt increased by $0.7 billion as the Company funded strategic growth capex of $1.5 billion and returned $1.8 billion to ArcelorMittal shareholders (dividends $0.4 billion and share buy backs $1.4 billion).

Analysis of operations3

North America

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	3,162	3,347	3,498	6,509	6,848
Operating income	338	585	662	923	1,117
Depreciation	(129)	(120)	(127)	(249)	(253)
EBITDA	467	705	789	1,172	1,370
Crude steel production (Kt)	1,823	2,180	2,244	4,003	4,420
- Flat shipments (Kt)	1,865	2,245	2,046	4,110	4,254
- Long shipments (Kt)	719	666	667	1,385	1,358
Steel shipments* (Kt)	2,468	2,796	2,604	5,264	5,447
Average steel selling price (US$/t)	1,040	1,042	1,116	1,041	1,052

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 2Q'24 476kt; 1Q'24 481kt, 2Q'23 360kt; 1H'24 957kt and 1H'23 834kt.

Sales in 2Q 2024 decreased by -5.5% to $3.2 billion, as compared to $3.3 billion in 1Q 2024 primarily on account of a -11.7% decrease in steel shipments, primarily flat products, impacted by an illegal blockade at our Mexican operations.

Since May 24, 2024, ArcelorMittal Mexico steel plant in Lazaro Cardenas and mine located in the Tenencia La Mira in the state of Michoacán was impacted by an illegal blockade by a group of workers due to their dissatisfaction with the distribution of profit sharing by the Company. In order to maintain safety within and outside the plant, the Company halted the blast furnace and mining operations, and has undertaken mitigation actions to continue to serve customers. The impact is an estimated loss of ~0.4Mt volume and $0.1 billion EBITDA in 2Q 2024. On July 19, 2024, ArcelorMittal Mexico announced that it had reached a settlement with unions with an agreement to end the strike leading to a gradual restart of production/shipments.

Operating income in 2Q 2024 decreased by -42.1% to $338 million as compared to $585 million in 1Q 2024, primarily due to the impact of the illegal blockade (as discussed above) and a negative price-cost impact.

EBITDA in 2Q 2024 of $467 million was -33.7% lower as compared to $705 million in 1Q 2024.

Brazil7

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	3,243	3,051	3,826	6,294	6,894
Operating income	325	302	553	627	876
Depreciation	(88)	(94)	(105)	(182)	(177)
EBITDA	413	396	658	809	1,053
Crude steel production (Kt)	3,607	3,564	3,732	7,171	6,784
- Flat shipments (Kt)	2,441	2,137	2,363	4,578	4,103
- Long shipments (Kt)	1,215	1,061	1,234	2,276	2,451
Steel shipments (Kt)	3,637	3,180	3,583	6,817	6,520
Average steel selling price (US$/t)	826	886	1,001	854	991

Sales in 2Q 2024 increased by +6.3% to $3.2 billion as compared to $3.1 billion in 1Q 2024, primarily due to a +14.4% increase in steel shipments (including a seasonal recovery in demand in Brazil and shipments timing delays from 1Q 2024) offset in part by a -6.7% decline in average steel selling prices.

Operating income in 2Q 2024 of $325 million was +7.7% higher as compared to $302 million in 1Q 2024, due to higher shipments offset in part by a negative price-cost effect (lower selling prices more than offsetting lower costs).

EBITDA in 2Q 2024 increased by +4.3% to $413 million as compared to $396 million in 1Q 2024.

Europe

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	7,822	7,847	8,686	15,669	17,766
Operating income	194	69	436	263	744
Depreciation	(268)	(274)	(270)	(542)	(533)
EBITDA	462	343	706	805	1,277
Crude steel production (Kt)	8,041	7,604	6,827	15,645	14,507
- Flat shipments (Kt)	5,206	5,302	5,049	10,508	10,517
- Long shipments (Kt)	2,204	1,939	2,068	4,143	4,216
Steel shipments (Kt)	7,407	7,236	7,114	14,643	14,727
Average steel selling price (US$/t)	929	945	1,048	937	1,026

Sales in 2Q 2024 were stable at $7.8 billion, as compared to 1Q 2024, primarily due to improved steel shipment volumes (particularly long products which improved +13.7%) offset by a -1.7% decline in average steel selling prices.

Operating income in 2Q 2024 was $194 million as compared to $69 million in 1Q 2024 primarily due to a positive price-cost effect (lower costs more than offsetting lower average steel selling prices) and higher steel shipments.

EBITDA in 2Q 2024 of $462 million increased by +34.8% as compared to $343 million in 1Q 2024.

India and JVs

Income from associates, joint-ventures and other investments (excluding impairments and exceptional items, if any) for 2Q 2024 was $181 million as compared to $242 million in 1Q 2024, primarily due to lower contributions from AMNS India and Calvert investees.

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Production (Kt) (100% basis)	1,867	1,984	1,792	3,851	3,557
Shipments (Kt) (100% basis)	1,892	2,016	1,679	3,908	3,509
Sales (100% basis)	1,580	1,815	1,606	3,395	3,318
EBITDA (100% basis)	237	312	563	549	904

Sales in 2Q 2024 declined by -12.9% to $1.6 billion as compared to $1.8 billion in 1Q 2024, primarily due to planned maintenance impacts on production and shipments (-6.2%) as well as lower average steel selling prices.

EBITDA during 2Q 2024 declined to $237 million as compared to $312 million in 1Q 2024, driven by a negative price-cost effect and lower shipments.

Calvert12

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Production (Kt) (100% basis)	1,202	1,216	1,198	2,418	2,424
Shipments (Kt) (100% basis)	1,145	1,131	1,157	2,276	2,327
Sales (100% basis)	1,244	1,236	1,328	2,480	2,551
EBITDA (100% basis)	166	188	142	354	179

Production, shipments and sales in 2Q 2024 were stable as compared to 1Q 2024.

Calvert EBITDA during 2Q 2024 of $166 million declined -11.6% as compared to $188 million in 1Q 2024, primarily due to negative price-cost effect.

Sustainable Solutions13

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	2,891	2,889	3,218	5,780	6,330
Operating income	55	26	120	81	189
Depreciation	(40)	(44)	(39)	(84)	(70)
EBITDA	95	70	159	165	259

Sales in 2Q 2024 were stable at $2.9 billion as compared to 1Q 2024.

Operating income in 2Q 2024 was higher at $55 million as compared to $26 million in 1Q 2024, driven by seasonally improved Construction business and improved margins in the Projects business.

EBITDA in 2Q 2024 of $95 million was +36.6% higher as compared to $70 million in 1Q 2024.

The 1GW India renewables project in Andhra Pradesh, Southern India has begun commissioning. The $0.7 billion strategic project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. AMNS India also entered into a 25 year off-take agreement with ArcelorMittal to purchase 250MW of renewable electricity annually from the project with >20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources. In total, the project is expected to add $0.1 billion to Group EBITDA following full ramp-up.

On May 31, 2024, ArcelorMittal Construction completed the acquisition of Italpannelli Srl in Italy and Italpannelli Iberica in Spain (following the earlier purchase of Italpannelli Germany in March 2023). The acquisition adds considerable strategic value to ArcelorMittal Construction’s business, which now has 45 production and commercial sites across Europe and 5 in other continents, including c. 20 panel lines and c. 80 profile lines. Italpannelli doubles ArcelorMittal Construction’s panel capacity, adds new product capabilities, provides access to new markets, and significant synergies.

Mining

(USDm) unless otherwise shown	2Q 24	1Q 24	2Q 23	1H 24	1H 23
Sales	641	729	680	1,370	1,584
Operating income	150	246	225	396	599
Depreciation	(66)	(65)	(56)	(131)	(112)
EBITDA	216	311	281	527	711
Iron ore production (Mt)	5.9	6.5	6.4	12.4	13.1
Iron ore shipment (Mt)	6.2	6.3	6.6	12.5	14.0

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 2Q 2024 declined by -12.1% to $641 million as compared to $729 million in 1Q 2024 primarily due to lower iron ore prices (-9.5%).

Iron ore production was impacted by wildfires in the Port Cartier region, which disrupted rail operations at ArcelorMittal Mines Canada during the last few weeks of June, as well as maintenance.

Operating income in 2Q 2024 was -39.2% lower at $150 million as compared to $246 million in 1Q 2024 driven by lower iron ore reference prices and lower AMMC shipment volumes.

EBITDA in 2Q 2024 of $216 million was -30.4% lower as compared to $311 million in 1Q 2024.

Other recent developments

•	On June 17, 2024, ArcelorMittal announced the closing of its offering of US$500 million aggregate principal amount of 6.00% notes due 17 June 2034 and US$500 million aggregate principal amount of 6.35% notes due 17 June 2054.
•	On May 29, 2024, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility, replacing the $5.5 billion revolving credit facility dated December 19, 2018, which was amended on April 27, 2021. The agreement incorporates a single tranche maturing on May 29, 2029, with two one-year extension options. As of June 30, 2024, the $5.5 billion revolving credit facility was fully available. Liquidity at the end of June 30, 2024 of $11.4 billion consisted of cash and cash equivalents of $5.9 billion and $5.5 billion of available credit lines.

Outlook

Overall economic sentiment remains subdued with customers maintaining a “wait and see” approach with no restocking yet apparent.

Nevertheless, given the low inventory environment (particularly Europe) as soon as real demand begins to gradually improve, apparent demand is expected to rebound.

Despite continued headwinds to real demand, World ex-China apparent steel consumption (“ASC”) in 2024 is expected to grow by +2.5% to +3.0% as compared to 2023 (versus previous guidance of +3.0% to +4.0%).

ArcelorMittal expects the following demand dynamics by key region:

•	In the US, although real demand growth is expected to remain lackluster due to the lagged impact of higher interest rates, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, apparent steel consumption of flat products is expected to grow by +1.0% to +3.0% (compared to previous expectation of +1.5% to +3.5%);
•	In Europe, whilst the Company assumes a decline in real demand, both automotive and machinery, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, apparent demand for flat products is expected to grow only marginally within the range of +0.0% to +2.0% (compared to previous expectation of growth within a range of +2.0% to +4.0%);
•	In Brazil, the Company continues to expect a gradual recovery in real steel consumption to support an ASC growth within a range of +1.0% to +3.0% (compared to previous expectation of +0.5% to +2.5% growth);
•	In India, the Company continues to expect another strong year with apparent steel consumption growth within the range of +7.5% to +9.5% (compared to previous expectation of +6.5% to +8.5%);
•	In China, economic growth is expected to weaken. The continued weakness in real estate, and the lack of a significant stimulus means limited offsetting demand support from infrastructure spending. As a result, steel consumption is expected to be relatively stable in the range of -1.0% to +1.0% (compared to previous guidance of +0.0% to +2.0%).

The Company remains positive on the medium/long-term steel demand outlook and believes that it is optimally positioned to execute its strategy of growth with capital returns.

Capex in 2024 is expected within the $4.5-$5.0 billion range (of which $1.4-$1.5 billion is expected as strategic growth capex).

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
ASSETS
Cash and cash equivalents	5,903	5,437	7,783
Trade accounts receivable and other	4,186	4,403	3,661
Inventories	17,690	18,372	18,759
Prepaid expenses and other current assets	3,229	3,462	3,037
Total Current Assets	31,008	31,674	33,240

Goodwill and intangible assets	4,947	5,016	5,102
Property, plant and equipment	33,142	33,477	33,656
Investments in associates and joint ventures	10,168	10,141	10,078
Deferred tax assets	9,563	9,521	9,469
Other assets	2,019	2,118	2,372
Total Assets	90,847	91,947	93,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,357	1,873	2,312
Trade accounts payable and other	12,493	12,674	13,605
Accrued expenses and other current liabilities	5,456	5,890	5,852
Total Current Liabilities	20,306	20,437	21,769

Long-term debt, net of current portion	8,770	8,348	8,369
Deferred tax liabilities	2,270	2,330	2,432
Other long-term liabilities	5,202	5,175	5,279
Total Liabilities	36,548	36,290	37,849

Equity attributable to the equity holders of the parent	52,204	53,591	53,961
Non-controlling interests	2,095	2,066	2,107
Total Equity	54,299	55,657	56,068
Total Liabilities and Shareholders’ Equity	90,847	91,947	93,917

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
Sales	16,249	16,282	18,606	32,531	37,107
Depreciation (B)	(635)	(642)	(680)	(1,277)	(1,310)
Operating income (A)	1,046	1,072	1,925	2,118	3,117
Operating margin %	6.4%	6.6%	10.3%	6.5%	8.4%

Income from associates, joint ventures and other investments (excluding impairments) (C)	181	242	393	423	711
Net interest expense	(7)	(63)	(47)	(70)	(111)
Foreign exchange and other net financing loss	(260)	(261)	(133)	(521)	(250)
Non-cash mark-to-market (loss)/gain until acquisition of 28.4% Vallourec shares[10]	(173)	181	—	8	—
Income before taxes and non-controlling interests	787	1,171	2,138	1,958	3,467
Current tax expense	(179)	(321)	(316)	(500)	(598)
Deferred tax (expense)/benefit	(96)	124	85	28	178
Income tax expense (net)	(275)	(197)	(231)	(472)	(420)
Income including non-controlling interests	512	974	1,907	1,486	3,047
Non-controlling interests income	(8)	(36)	(47)	(44)	(91)
Net income attributable to equity holders of the parent	504	938	1,860	1,442	2,956

Basic earnings per common share ($)	0.63	1.16	2.21	1.80	3.47
Diluted earnings per common share ($)	0.63	1.16	2.20	1.79	3.46

Weighted average common shares outstanding (in millions)	794	809	842	802	851
Diluted weighted average common shares outstanding (in millions)	797	811	845	804	853

OTHER INFORMATION
EBITDA (A-B+C)	1,862	1,956	2,998	3,818	5,138
EBITDA Margin %	11.5%	12.0%	16.1%	11.7%	13.8%

Total Group iron ore production (Mt)	9.5	10.2	10.5	19.7	21.3
Crude steel production (Mt)	14.7	14.4	14.7	29.1	29.2
Steel shipments (Mt)	13.9	13.5	14.2	27.3	28.7

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
Operating activities:
Income attributable to equity holders of the parent	504	938	1,860	1,442	2,956
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	8	36	47	44	91
Depreciation	635	642	680	1,277	1,310
Income from associates, joint ventures and other investments	(181)	(242)	(393)	(423)	(711)
Deferred tax expenses/(benefit)	96	(124)	(85)	(28)	(178)
Change in working capital	84	(1,719)	178	(1,635)	(597)
Other operating activities (net)	(73)	369	(200)	296	165
Net cash provided (used) by operating activities (A)	1,073	(100)	2,087	973	3,036
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(985)	(1,236)	(1,060)	(2,221)	(1,998)
Other investing activities (net)[16]	(57)	274	45	217	(1,886)
Net cash used in investing activities	(1,042)	(962)	(1,015)	(2,004)	(3,884)
Financing activities:
Net proceeds (payments) relating to payable to banks and long-term debt	1,007	(334)	(1,011)	673	(1,401)
Dividends paid to ArcelorMittal shareholders	(200)	—	(185)	(200)	(185)
Dividends paid to minorities (C)	(7)	(77)	(12)	(84)	(65)
Share buyback	(293)	(597)	(227)	(890)	(704)
Lease payments and other financing activities (net)	7	(52)	(55)	(45)	(484)
Net cash provided (used) by financing activities	514	(1,060)	(1,490)	(546)	(2,839)
Net increase (decrease) in cash and cash equivalents	545	(2,122)	(418)	(1,577)	(3,687)
Effect of exchange rate changes on cash	(81)	(190)	64	(271)	212
Change in cash and cash equivalents	464	(2,312)	(354)	(1,848)	(3,475)

Free cash flow (A+B+C)	81	(1,413)	1,015	(1,332)	973

Appendix 1: Capital expenditures1

(USDm)	2Q 24	1Q 24	2Q 23	1H 24	1H 23
North America	100	111	122	211	237
Brazil	211	203	215	414	382
Europe	275	443	312	718	633
Sustainable Solutions	80	160	84	240	139
Mining	262	235	204	497	372
Others	57	84	123	141	235
Total	985	1,236	1,060	2,221	1,998

Appendix 1a: Strategic growth projects completed during the last 4 quarters

Segment	Site / unit	Capacity / details	Impact on EBITDA *	Key date
Brazil	ArcelorMittal Vega Do Sul	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	$0.1bn	2Q 2024 (first coil)
Sustainable Solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal capacity solar and wind power	$0.1bn (incl.our share of net income in AMNS India)	Commissioning has begun

Appendix 1b: Ongoing strategic growth projects17

Segment	Site / unit	Capacity / details	Impact on EBITDA *	Key date / forecast completion
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	2H 2024
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/pa	$70m	1H 2025[15]
Brazil	Monlevade	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.25Mt/year	$200m	2H 2026
Europe	Mardyck (France)	New Electrical Steels. Facilities to produce 170kt NGO Electrical Steels (of which 145kt for Auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	$100m	2H 2024 (ACL)
Europe	Gijon (Spain)	Construction of a new 1.1Mt EAF to enable the production of low carbon-emissions steel for the long products sector, specifically rails and wire rod	$50m	1H 2026
North America	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	2H 2025
AMNS Calvert (US)	Calvert**	New 1.5Mt EAF and caster	$85m (our 50% share of net income)	2H 2024
AMNS India	Hazira**	Debottlenecking existing assets; AMNS India medium-term plans are to expand and grow initially to ~15Mt by early 2026 in Hazira (Phase 1A); ongoing downstream projects; Phase 1B to 20Mt planned; plans for expansion to 24Mt (including 1.5Mt long capacity) under preparation; additional greenfield opportunities under development	$0.4bn (our 60% share of net income for Phase 1A and ongoing downstream projects)	2H 2026
Mining	Liberia mine	Phase 2 premium produce expansion: Increase production capacity to 15Mt/year	$350m	4Q 2024 (first concentrate)

* Estimate of additional EBITDA based on full capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period;

** AMNS India and Calvert are share of net income

Appendix 2: Debt repayment schedule as of June 30, 2024

(USD billion)	2024	2025	2026	2027	≥2028	Total
Bonds	0.3	1.0	1.0	1.2	3.7	7.2
Commercial paper	0.9	—	—	—	—	0.9
Other loans	0.4	0.8	0.3	0.7	0.8	3.0
Total gross debt	1.6	1.8	1.3	1.9	4.5	11.1

As of June 30, 2024, the average debt maturity is 6.9 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Gross debt	11,127	10,221	10,681
Less: Cash and cash equivalents	(5,903)	(5,437)	(7,783)
Net debt	5,224	4,784	2,898

Net debt / LTM EBITDA	0.7	0.6	0.3

Appendix 4: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders.

Foreign exchange and other net financing income (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

Investable cash flow: refers to cashflow from operating activities less maintenance capex.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Maintenance capex: refers to recurring expenditures required for a company to continue operating and sustain its growth.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income.

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3.	As announced with ArcelorMittal’s fourth quarter 2023 financial results, the Company has amended its presentation of reportable segments and EBITDA. The changes, applied as from January 1, 2024, are as follows: EBITDA is defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any); The NAFTA segment has been renamed “North America”, a core growth region for the Company; A new ‘Sustainable Solutions’ segment is composed of a number of high-growth, niche, capital light businesses, playing an important role in supporting climate action (including renewables, special projects and construction business). Previously reported within the Europe segment, this is a growth vector of the Company and represents businesses employing over 12,000 people at more than 260 commercial and production sites across 60+ countries. Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ‘ACIS’ segment have been assigned to ‘Others’; there are no changes to the ‘Brazil’ and ‘Mining’ segments. ‘India and JVs’ is now presented and the share of net income of AMNS India and AMNS Calvert as well as the other associates, joint ventures and other investments is included in EBITDA. India is a high growth vector of the Company, with our assets well-positioned to grow with the domestic market. These changes have been applied as from January 1, 2024, and the comparative periods of 2023 shown herein have been retrospectively recast.
4.	2Q 2024 includes decarbonization capex of $0.1 billion and strategic growth capex of $0.3 billion. Strategic projects capex in 2Q 2024 primarily include investments for the Liberia expansion project (first concentrate), Mardyck electrical steels, Serra Azul and the renewables energy project in India.
5.	Estimate of additional contribution to EBITDA, based on assumptions once ramped up to capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period. Out of the total $1.8 billion EBITDA potential, it is considered that $0.3 billion has been achieved to date from the completion of the Mexico HSM project on an observed run-rate basis.
6.	September 2020 was the inception date of the ongoing share buyback programs.
7.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it had completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion.

8.	1H 2024 net cash provided by operating activities of $973 million (including working capital investment of $1,635 million) less capex of $2,221 million and dividends to minority shareholders of $84 million.
9.	1H 2024 includes decarbonization capex of $0.1 billion and strategic growth capex of $0.7 billion. Strategic projects capex in 1H 2024 primarily include investments for the Liberia expansion project (first concentrate), the renewables energy project in India and Mardyck electrical steels.
10.	Vallourec share price increased to €17.20 as of March 31, 2024, as compared to €14.64 contractually agreed at the signing of the share price agreement for 65.2 million shares on March 12, 2024 generating a non-cash mark-to-market gain of $181 million as of March 31, 2024 and causing a non-cash mark-to-market loss of $173 million in 2Q 2024 as the Vallourec share price decreased to €14.76 as of June 30, 2024. In accordance with IFRS, the Company recognized this net gain as the final fair value of the investment is unknown until transaction closing.
11.	The Company has repurchased 34.7 million shares during 1H 2024; totalling 60.9 million shares from the current 85 million share buyback program.
12.	Production: Including all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
13.	Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: Product offerings include sandwich panels (e.g. insulation), profiles, turnkey pre-fabrication solutions, etc., to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: Product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: EAF based capacity: High quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines); Supplying wide range of industries; energy, chemicals, mechanical engineering, machinery, infrastructure, defence & security; d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network. Sustainable Solutions segment is making progress towards the targeted doubling of EBITDA in the next 5 years expected to be achieved through organic levers and targeted M&A with different businesses growing at different rates.
14.	XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These are issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
15.	Barra Mansa (Brazil) strategic capex project is now expected to be completed in 1H 2025 (revised from previous 2H 2024 timeframe)
16.	The Company sold the remaining 4.23% stake in Erdemir in 1Q 2024, generating total proceeds of $0.2 billion.
17.	Other projects under development include: ArcelorMittal Texas: Plans under development to double capacity and add CCS capability; Calvert (US): Option to add a second 1.5Mt EAF at lower capex intensity; Electrical steels US (Alabama): 150kt NGO electrical steels for automotive; Government support received; engineering studies underway; Liberia further expansion to 30Mt; and India further expansion: Hazira to 20Mt and Greenfield on the east coast of India.
18.	Investable cash flow is defined as cashflow from operating activities less maintenance capex. From June 30, 2023, to June 30, 2024, cashflow provided by operating activities totalled $5.6 billion. Total capex during this period was $4.8 billion of which maintenance capex was $3.0 billion, strategic capex of $1.5 billion and decarbonization of $0.3 billion.

Second quarter 2024 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended June 30, 2024 on: Thursday August 1, 2024, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

To access via the conference call and ask a question during the Q&A, please register in advance: https://register.vevent.com/register/BI9f82767e8da148158be3f4cf77dd0e13

Alternatively, the webcast can be accessed live on the day: https://edge.media-server.com/mmc/p/4p47v6en

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. As announced previously, the definition of EBITDA has been revised to include income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as cash flow after normative (maintenance) capex, and the Company thus believes that it represents the cashflow that is available for allocation at management’s discretion. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects and with respect to working capital for the second half of 2024, is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2023, ArcelorMittal had revenues of $68.3 billion and crude steel production of 58.1 million metric tonnes, while iron ore production reached 42.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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